Exhibit 6.15

AMENDED AND RESTATED

Director Fee continuation AGREEMENT

THIS AGREEMENT, made and entered into this 22nd day of December, 2008, by and between First Colebrook Bank, a bank organized and existing under the laws of the State of New Hampshire (hereinafter referred to as the “Bank”), and Sharon B. Lane, a director of the Bank (hereinafter referred to as the “Director”).

WHEREAS, the Bank and the Director are parties to a Director Fee Continuation Agreement dated May 24, 2004 that provides for the payment of certain benefits (the “Existing Agreement”); and

WHEREAS, this Amended and Restated Director Fee Continuation Agreement (this “Agreement”) shall amend and restate the Existing Agreement and the benefits provided thereby, and is being entered into for purposes of bringing the Existing Agreement into compliance with Internal Revenue Code Section 409A and its implementing regulations; and

WHEREAS, the Director’s experience, knowledge of the affairs of the Bank, reputation and contacts in the industry are so valuable that the Director’s continued willingness to provide services to the Bank is essential for the future growth and profits of the Bank, and it is in the best interests of the Bank to take steps to reasonably assure that the Director will continue to be willing to provide services to the Bank until retirement; and

WHEREAS, it is the desire of the Bank and the Director to enter into this Agreement under which the Bank will agree to make certain payments to the Director or the Director’s Beneficiary in the event of the Director’s death pursuant to this Agreement; and

WHEREAS, it is intended that the Agreement be “unfunded” for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and not be construed to provide income to the participant or beneficiary under the Internal Revenue Code of 1986, as amended (the “Code”), particularly §409A of the Code and guidance or regulations issued thereunder, prior to actual receipt of benefits.

NOW THEREFORE, it is agreed as follows:

I.	EFFECTIVE DATE

The Effective Date of this Agreement shall be December 1, 2008.

II.	FRINGE BENEFITS

The benefits provided by this Agreement are granted by the Bank as a fringe benefit to the Director and are not part of any fee reduction plan or an arrangement deferring a bonus or a fee increase. The Director has no option to take any current payment or bonus in lieu of these benefits except as set forth hereinafter.

III.	DEFINITIONS

A.	Accrued Liability Reserve Account:

“Accrued Liability Reserve Account” shall have the meaning set forth in Section VII of this Agreement.

B.	Beneficiary:

“Beneficiary” has the meaning set forth in Section XII of this Agreement.

C.	Change in Control:

“Change in Control” shall mean a change in ownership or control of the Bank as defined in Treasury Regulation §1.409A-3(i)(5) or any subsequently applicable Treasury Regulation.

D.	Disabled or Disability:

The Director is considered “Disabled” or to have suffered a “Disability” if the Director (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less that twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees of the Bank, provided that the definition of Disability applied under such disability insurance program complies with the requirements of Code Section 409A. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of Social Security Administration’s or the provider’s determination.

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E.	Normal Retirement Age:

“Normal Retirement Age” shall mean the date on which the Director attains age seventy (70).

F.	Plan Year:

Any reference to “Plan Year” shall mean a calendar year from January 1st to December 31st. In the year of implementation, the term “Plan Year” shall mean the period from the effective date to December 31st of the year of the effective date.

G.	Retirement Date:

“Retirement Date” shall mean the later of the Director’s seventieth (70th) birthday or Separation from Service.

H.	Separation from Service:

“Separation from Service” shall mean the Director has experienced a termination of employment with the Bank. For purposes of this Agreement, whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Bank and Director reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Director would perform after such date (whether as an Director or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an Director or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Director has been providing services to the Bank less than 36 months). Facts and circumstances to be considered in making this determination include, but are not limited to, whether the Director continues to be treated as an Director for other purposes (such as continuation of salary and participation in Director benefit programs), whether similarly situated service providers have been treated consistently, and whether the Director is permitted, and realistically available, to perform services for other service recipients in the same line of business. The Director will be presumed not to have separated from service where the level of bona fide services performed continues at a level that is fifty percent (50%) or more of the average level of service performed by the Director during the immediately preceding thirty-six (36) month period.

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I.	Termination for Cause:

The term “for Cause” shall mean the conviction of a felony involving fraud or dishonesty that results in an adverse effect on the Bank. The foregoing notwithstanding, if the Director has entered into a written employment agreement with the Bank, and such employment agreement defines termination “for cause” differently, then the definition set forth in said employment agreement shall be controlling and shall be incorporated into this Agreement by this reference.

IV.	Restriction on timing of distributions

A.	Prohibition on Payment During Transition Period.

It is the intent of the Bank that any changes to the time and form of the Director’s benefit payments effected by this Agreement shall apply only to amounts that would not otherwise be payable in 2008. Accordingly, notwithstanding any provision of this Agreement to the contrary, the amendments to the Existing Agreement effected by this Agreement shall not, under any circumstances, be construed to require or permit any payments to be made in 2008 that would not otherwise be payable in 2008 under the terms of the Existing Agreement as in effect immediately before the adoption of this Agreement. The foregoing prohibition on payments is intended to comply with the provisions of Section 3.01 of IRS Notice 2007-86, so that this Agreement shall be entitled to the benefits of the transitional relief described therein, and shall be interpreted in accordance therewith.

B.	If Specified Employee.

Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a “specified employee” of the Bank under Code Section 409A(a)(2)(B)(i), distributions to the Director may not commence earlier than six (6) months after the date of a Separation from Service, or if earlier, the date of death of the Director. In the event a distribution is delayed pursuant to this paragraph, the originally scheduled payment shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following the Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump payment shall be delayed for six (6) months and instead be made on the first day of the seventh month following the Separation from Service. If the Director dies before the delayed payment date provided for in this paragraph has been reached, then notwithstanding any other provision of this paragraph to the contrary, this paragraph shall not operate to delay the commencement of payments beyond the date of the Director’s death.

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V.	retirement benefit

If the Director does not experience a Separation from Service prior to attainment of Normal Retirement Age, then commencing on the Director’s Retirement Date, the Director shall be entitled to receive an annual benefit paid in equal monthly installments over a period of five (5) years. Said annual benefit shall be equal to ten thousand two hundred ten dollars ($10,210) (the “Annual Benefit”). The Annual Benefit shall be paid in monthly installments equal to 1/12th of the Annual Benefit (the “Monthly Installments”). The Bank shall commence payment of Monthly Installments on the first day of the first month following the Executive’s attainment of the Retirement Date, and shall continue payment of Monthly Installments on the first day of each of the following fifty-nine (59) months; provided, however, that if the Director shall die before all sixty (60) Monthly Installments have been paid to the Director, then payment of said Monthly Installments shall cease, and the Beneficiary shall receive the death benefit provided for in Section VI. B. below, in lieu of any other benefit under this Agreement.

VI.	death benefit

A.	Death Benefit Prior to Commencement of Retirement Benefit Payments.

If the Director should experience a Separation from Service as a result of death prior to becoming entitled to receive a retirement benefit under Section V., then the Bank will pay a benefit equal to the sum that would be due if the sixty (60) Monthly Installments payable under Section V. were aggregated into a single lump sum, and (ii) said sum was reduced to present value. The Bank shall reduce said sum to present value using the discount rate specified in FASB 87 (or any successor thereto or substitute therefor that the Bank is obligated to use in order to comply with Generally Accepted Accounting Principles applied in the manner required by the Bank’s primary federal regulator). Said benefit shall be paid to the Director’s Beneficiary by the Bank in a single lump sum on the first day of the second month following the month of the Director’s death.

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B.	Death Benefit After Commencement of Retirement Benefit Payments.

If the Director has become entitled to receive a retirement benefit under Section V., and dies before the Director has received sixty (60) Monthly Installments of such retirement benefit, then the Bank shall pay the Beneficiary a death benefit on the first day of the second month following the month of the Director’s death. The death benefit shall be an amount equal to the sum that would be due if the portion of said 60 Monthly Installments that remained unpaid as of the date of the Director’s death (i) were aggregated into a single lump sum, and (ii) said sum was reduced to present value. The Bank shall reduce said sum to present value using the discount rate specified in FASB 87 (or any successor thereto or substitute therefor that the Bank is obligated to use in order to comply with Generally Accepted Accounting Principles applied in the manner required by the Bank’s primary federal regulator).

VII.	benefit accounting/ACCRUED LIABILITY RETIREMENT ACCOUNT

The Bank shall account for the benefits provided to the Director under this Agreement in accordance with Generally Accepted Accounting Principles applied in the manner required by the Bank’s primary Federal regulator. The Bank shall establish on its books a reserve account (the “Accrued Liability Reserve Account”) into which it shall accrue no less frequently than quarterly appropriate reserves for the obligations of the Bank under this Agreement, and from which it shall timely deduct payments by the Bank of benefits under this Agreement. The Bank shall not otherwise add to, subtract from, or adjust the balance of the Accrued Liability Reserve Account except as necessary to conform with Generally Accepted Accounting Principles as applied in the manner required by the Bank’s primary Federal Regulator. Notwithstanding the Bank’s agreement to create the Accrued Liability Reserve Account and its accrual of reserved funds within said account, neither the Director, nor the Director’s spouse, any legal representative or Beneficiary of the Director, any successor in interest of any of them, or any other person, shall have any interest therein. All amounts so reserved shall continue for all purposes to be a part of the general assets of the Bank; and all legal and beneficial ownership of all amounts so reserved shall remain at all times in the Bank. To the extent that the Director, the Director’s spouse, any legal representative or Beneficiary of the Director, any successor in interest of any of them, or any other person acquires any right to receive payments from the Bank under this Agreement, such right shall be no greater than the right of any unsecured general creditor of the Bank; and such persons shall have no property interests in any specific assets of the Bank, including without limitation, said reserves.

VIII.	vesting

The Director’s interest in the benefits that are the subject of this Agreement shall be subject to vesting, at the rate of twenty percent (20%) for each full year of service as a director of the Bank, commencing from the date of first service on the Board of Directors of the Bank, to a maximum of one hundred percent (100%).

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IX.	termination of employment prior to retirement

A.	Termination without Cause Prior to Retirement Age:

If, prior to attainment of Normal Retirement Age, the Director experiences a Separation from Service for any reason other than death or a termination for Cause, then the Director shall be entitled to a benefit. The total amount of said benefit shall be equal to (i) the balance of the Accrued Liability Reserve Account, as calculated in accordance with this Agreement, as of the date of the Director’s Separation from Service, multiplied by (ii) the Director’s cumulative vested percentage as determined in accordance with Section VIII of this Agreement. Payment of said benefit shall commence on the first day of the second month following the date on which the Director experiences such Separation from Service. Said benefit shall be paid in sixty (60) equal monthly installments, together with interest equal to the rate payable on the one year Treasury bill on the date of such Separation from Service.

If the Director has become entitled to receive a benefit under this Section IX. A. and dies before the Director has received sixty (60) monthly installments of such retirement benefit, then the Bank shall pay the Beneficiary a death benefit on the first day of the second month following the month of the Director’s death. The death benefit shall be an amount equal to the sum that would be due if the portion of said sixty (60) monthly installments that remained unpaid as of the date of the Director’s death (i) were aggregated into a single lump sum, and (ii) said sum was reduced to present value. The Bank shall reduce said sum to present value using the discount rate specified in FASB 87 (or any successor thereto or substitute therefor that the Bank is obligated to use in order to comply with Generally Accepted Accounting Principles applied in the manner required by the Bank’s primary federal regulator).

B.	Termination for Cause:

Notwithstanding any provision of this Agreement to the contrary, if the Director shall experience a Separation from Service as a result of the termination of the Director’s service with the Bank for Cause, then this Agreement shall terminate and all benefits provided herein shall be forfeited.

If a dispute arises as to termination “for Cause,” such dispute shall be resolved by arbitration as set forth in Section XV of this Agreement. In the alternative, if the Director is permitted to resign as an alternative to being terminated for Cause, the Board may, by majority vote, terminate all benefits under this Agreement.

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X.	CHANGE IN CONTROL

Subject to Section IX. B. (termination For Cause), but notwithstanding any other provision of this Agreement to the contrary, including Section IX. A. (termination without Cause prior to normal retirement age), upon a Change in Control, the Director shall become one hundred percent (100%) vested in the retirement benefit specified in Section V., and shall be entitled to receive said retirement benefit at the time specified in this Section X, even if the Director experiences a Separation from Service with the Bank prior to the Director’s Retirement Date. For purposes of this Section X and calculation of the benefit provided hereunder, if the Director experiences a Separation from Service with the Bank prior to attaining the Retirement Date: (1) the Director shall be deemed to have been continuously served on the Board of Directors of the Bank until attainment of Normal Retirement Age, and thus, shall be deemed to have attained the Retirement Date and experienced a Separation from Service immediately thereafter; and (2) shall be deemed to be entitled to payment of the full retirement benefit provided in Section V., in accordance with the provisions of Section V., commencing on the first day of the first month following the Director attaining Normal Retirement Age. Notwithstanding any provision of this Section X to the contrary, this Section X shall not be construed to authorize the payment of any benefit under this Section X prior to the date on which the Director experiences a Separation from Service with the Bank. No sale, merger, consolidation or conversion of the Bank shall take place unless the new or surviving entity expressly acknowledges the obligations under this Agreement and agrees to abide by its terms.

XI.	restrictions on funding

Neither the adoption and maintenance of this Agreement, nor any action taken pursuant to this Agreement shall create or be deemed to create a trust or fiduciary relationship of any kind. At no time shall the Director, the Director’s spouse, any legal representative or Beneficiary of the Director, any successor in interest of any of them, or any other person, be deemed to have any lien, right, title or interest in any specific investment or asset of the Bank; all such assets shall continue for all purposes to be a part of the general assets of the Bank; and all legal and beneficial ownership of such assets shall remain at all times in the Bank. To the extent that the Director, the Director’s spouse, any legal representative or Beneficiary of the Director, any successor in interest of any of them, or any other person acquires any right to receive payments from the Bank under this Agreement, such right shall be no greater than the right of any unsecured general creditor of the Bank; and such persons shall have no property interests in any specific assets of the Bank.

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Except as otherwise expressly set forth in Section VII of this Agreement, the Bank reserves the absolute right, in its sole discretion, to earmark and set aside assets to satisfy the obligations undertaken by the Bank under this Agreement and to determine the extent, nature and method of such provision, or to refrain from so doing. Should the Bank elect to provide for its obligations under this Agreement, in whole or in part, through the purchase of life insurance, mutual funds, disability policies or annuities, the Bank reserves the absolute right, in its sole discretion, to terminate such policies and such provision, earmarking and set-aside at any time, in whole or in part.

If the Bank elects to invest in a life insurance, disability or annuity policy on the life of the Director, then the Director shall assist the Bank by freely submitting to a physical exam and supplying such additional information necessary to obtain such insurance or annuities.

XII.	Beneficiary

The Director shall have the right to name a Beneficiary of the Death Benefit. The Director shall have the right to name such Beneficiary at any time prior to the Director’s death and submit it to the Plan Administrator (or Plan Administrator’s representative) on the form provided. Once received and acknowledged by the Plan Administrator, the form shall be effective. The Director may change a Beneficiary designation at any time by submitting a new form to the Plan Administrator. Any such change shall follow the same rules as for the original Beneficiary designation and shall automatically supersede the existing Beneficiary form on file with the Plan Administrator.

If the Director dies without a valid Beneficiary designation on file with the Plan Administrator, death benefits shall be paid to the Director’s estate.

If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person’s property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

XIII.	MISCELLANEOUS

A.	Alienability and Assignment Prohibition:

Neither the Director, the Director’s spouse, any legal representative or Beneficiary of the Director, any successor in interest of any of them, or any other person shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Director or the Director’s spouse, any legal representative or Beneficiary of the Director, any successor in interest of any of them, or any other person, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise.

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B.	Binding Obligation of the Bank and any Successor in Interest:

The Bank shall not merge or consolidate into or with another bank, firm or person, or sell substantially all of its assets to another bank, firm or person until such bank, firm or person expressly agree, in writing, to assume and discharge the duties and obligations of the Bank under this Agreement. This Agreement shall be binding upon the parties hereto, their successors, beneficiaries, heirs and personal representatives.

C.	Amendment or Revocation:

Subject to Section XVI, it is agreed by and between the parties hereto that, during the lifetime of the Director, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Director and the Bank. Any such amendment shall not be effective to decrease or restrict any Director’s accrued benefit under this Agreement, determined as of the date of amendment, unless agreed to in writing by the Director, and provided further, no amendment shall be made, or if made, shall be effective, if such amendment would cause all or any part of the benefits provided hereunder to be included in the gross income of the Director under Code Section 409A(c)(1)(A), or cause the Agreement to violate Code Section 409A. In the event this Agreement is terminated, such termination shall not cause a distribution of benefits, except under limited circumstances as permitted under Code Section 409A (i.e., 30 days before or 12 months after a Change in Control event, upon termination of all arrangements of the same type, or upon corporate dissolution or bankruptcy).

D.	Gender:

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

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E.	Headings:

Headings and subheadings in this Agreement are inserted for reference and convenience only and shall not be deemed a part of this Agreement.

F.	Applicable Law:

The laws of the State of New Hampshire shall govern the validity and interpretation of this Agreement.

G.	Partial Invalidity:

If any term, provision, covenant, or condition of this Agreement is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void, or unenforceable, and the Agreement shall remain in full force and effect notwithstanding such partial invalidity.

H.	Not a Contract of Employment:

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Director, or restrict the right of the Director to terminate employment.

I.	Tax Withholding:

The Bank shall withhold any taxes that are required to be withheld, under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. The Director acknowledges that the Bank’s sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies).

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J.	Opportunity to Consult with Independent Advisors:

The Director acknowledges that he has been afforded the opportunity to consult with independent advisors of his choosing including, without limitation, accountants or tax advisors and counsel regarding both the benefits granted to him under the terms of this Agreement and the: (i) terms and conditions which may affect the Director’s right to these benefits; and (ii) personal tax effects of such benefits including, without limitation, the effects of any federal or state taxes, Section 280G of the Code, Section 409A of the Code and guidance or regulations thereunder, and any other taxes, costs, expenses or liabilities whatsoever related to such benefits, which in any of the foregoing instances the Director acknowledges and agrees shall be the sole responsibility of the Director notwithstanding any other term or provision of this Agreement. The Director further acknowledges and agrees that the Bank shall have no liability whatsoever related to any such personal tax effects or other personal costs, expenses, or liabilities applicable to the Director and further specifically waives any right for himself or herself, and his or her heirs, beneficiaries, legal representative, agents, successor and assign to claim or assert liability on the part of the Bank related to the matters described above in this paragraph. The Director further acknowledges that he has read, understands and consents to all of the terms and conditions of this Agreement, and that he enters into this Agreement with a full understanding of its terms and conditions.

K.	Amended and Restated Entire Agreement:

This Agreement shall amend the Director Fee Continuation Agreement dated May 24, 2004; and shall restate the entire agreement of the parties pertaining to this particular Agreement.

L.	Permissible Acceleration Provision:

Under Treasury Regulation Section 1.409A-3(j)(4), a payment of deferred compensation may not be accelerated except as provided in regulations by the Internal Revenue Code. This Agreement allows all permissible payment accelerations under 1.409A-3(j)(4) that include but are not limited to payments necessary to comply with a domestic relations order, payments necessary to comply with certain conflict of interest rules, payments intended to pay employment taxes, and other permissible payments are allowed as permitted by statute or regulation.

M.	Subsequent Changes to Time and Form of Payment:

The Bank may permit subsequent changes to the time and form of payment. Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any subsequent time and form of payment changes will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

1.	the subsequent change may not take effect until at least twelve (12) months after the date on which the change is made;

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2.	the payment (except in the case of death, Disability, or unforeseeable emergency, as that term is defined in Treasury Regulation 1.409A-3(a)(6)) upon which the change is made is deferred for a period of not less than five (5) years from the date such payment would otherwise have been paid; and

3.	in the case of a payment made at a specified time, the change must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

XIV.	ADMINISTRATIVE AND CLAIMS PROVISION

A.	Plan Administration:

1.	Plan Administrator. This Agreement shall be administered by a Plan Administrator which shall consist of the Board of Directors of the Bank (the “Board”), unless the Board appoints a committee of one or more persons to discharge some or all of the administrative duties of the Bank under this Agreement. If the Board elects to create any such committee, the Board shall retain, at all times, the discretion to determine the composition and authority of such committee, including without limitation, by appointing the members of such committee, removing and replacing all such members, filling any vacancies on such committee, and by amending or terminating the authority delegated to such committee and returning such authority to the Board.

2.	Duties of Plan Administrator. The Plan Administrator shall administer this Agreement in accordance with its express terms and shall also have the discretion and authority to do each of the following: (i) adopt rules and regulations for the administration of this Agreement; (ii) interpret, alter, amend or revoke any rules and regulations so adopted; (iii) decide or resolve any and all questions as may arise in connection with the administration of this Agreement, including interpretations of this Agreement; (iv) require the presentation of satisfactory proof of the occurrence of any event that is a condition precedent to the commencement of any payment or discharge of any obligation under this Agreement; and (v) perform any and all administrative duties under this Agreement. The foregoing notwithstanding, the Plan Administrator shall have no authority or discretion to take or permit the taking of any action which results in the Agreement being non-compliant (in form or operation) with Section 409A of the Code or its implementing regulations.

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3.	Recusal. A person shall not be precluded from receiving benefits under this Agreement as a result of serving as Plan Administrator or on any committee serving as Plan Administrator, but such person shall not be permitted to participate in the making of any decisions by or on behalf of the Plan Administrator that pertain to such person’s interest in the Agreement.

4.	Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

5.	Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

6.	Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the Plan Administrator and its agents against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator.

7.	Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of any event triggering a benefit under this Agreement, and such other pertinent information as the Plan Administrator may reasonably require.

B.	Claims Procedure. Any Participant or Beneficiary (“claimant”) who has not received benefits under the Agreement that he or she believes should be distributed shall make a claim for such benefits as follows:

1.	Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant. If the claim relates to disability benefits, then the Plan Administrator shall designate a sub-committee to conduct the initial review of the claim (and applicable references below to the Plan Administrator shall mean such sub-committee).

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2.	Timing of Plan Administrator Response. The Plan Administrator shall respond to such claimant within ninety (90) days after receiving the claim if the claim is not a claim for disability benefits. If the claim is for disability benefits, the Plan Administrator shall respond to such claimant within forty-five (45) days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing a claim, and the claim is not for disability benefits, the Plan Administrator can extend the response period by an additional ninety (90) days by notifying the claimant in writing, prior to the end of the initial ninety (90) day period that an additional period is required. If the claim is for disability benefits, and the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional thirty (30) days by notifying the claimant in writing, prior to the end of the initial forty-five (45) day period that an additional period is required. In addition, if the Plan Administrator determines that special circumstances require additional time for processing any such claim for disability benefits, the Plan Administrator can extend the response period by a second thirty (30) day extension period by notifying the claimant in writing, prior to the end of the initial thirty (30) day extension period that an additional extension period is required. Each notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

3.	Notice of Decision. The Plan Administrator shall notify the claimant in writing of its decision. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. If the Plan Administrator denies part or all of the claim, the notification shall set forth:

(a)	The specific reasons for the denial;

(b)	A reference to the specific provisions of the Agreement on which the denial is based;

(c)	A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;

(d)	An explanation of the Agreement’s review procedures and the time limits applicable to such procedures;

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(e)	In the case of a notification pertaining to a claim for disability benefits, such additional information as is required in order to comply with the requirements of DOL Reg. 2560.503-1(g)(1)(v), or any successor thereto;

(f)	Any additional information required to be provided under ERISA or its implementing regulations; and

(g)	A statement of the claimant’s right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

C.	Review Procedure. If the Plan Administrator denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

1.	Initiation – Written Request. To initiate the review, the claimant, within one hundred eighty (180) days after receiving the Plan Administrator’s notice of denial of a claim that constitutes a claim for disability benefits, and within sixty (60) days after receiving the Plan Administrator’s notice of denial of any other sort of claim, must file with the Plan Administrator a written request for review.

2.	Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Plan Administrator shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits.

3.	Nature of Review – Considerations on Review. The Plan Administrator may, in its sole discretion, hold a hearing to review the claim. In considering the claim on review, the Plan Administrator shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination. Additional considerations shall be required in the case of a claim for disability benefits. If the claim under review pertains to disability benefits, the review shall be made by members of the Plan Administrator other than the original decision maker(s) and such person(s) shall not be subordinate(s) of the original decision maker(s). In addition, the claim will be reviewed without deference to the initial adverse benefits determination and, if the initial adverse benefit determination was based in whole or in part on a medical judgment, the Plan Administrator will consult with a health care professional with appropriate training and experience in the field of medicine involving the medical judgment. The health care professional who is consulted on appeal will not be the same individual who was consulted during the initial determination or the subordinate of such individual. If the Plan Administrator obtained the advice of medical or vocational experts in making the initial adverse benefits determination (regardless of whether the advice was relied upon), the Plan Administrator will identify such experts.

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4.	Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to the claimant within sixty (60) days after receiving the request for review, if the request for review does not pertain to a claim for disability benefits. If the request for review pertains to a claim for disability benefits, the Plan Administrator shall respond in writing to the claimant within forty-five (45) days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the request for review, and the request for review does not pertain to a claim for disability benefits, the Plan Administrator can extend the response period by an additional sixty (60) days by notifying the claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. If the request for review pertains to a claim for disability benefits, and the Plan Administrator determines that special circumstances require additional time for processing the request for review, the Plan Administrator can extend the response period by an additional forty-five (45) days by notifying the claimant in writing, prior to the end of the initial forty-five (45) day period that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

5.	Notice of Decision. The Plan Administrator shall notify the claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. If the Plan Administrator denies part or all of the claim, the notification shall set forth:

(a)	The specific reasons for the denial;

(b)	A reference to the specific provisions of the Agreement on which the denial is based;

(c)	A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits;

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(d)	In the case of a notification pertaining to a claim for disability benefits, such additional information as is required in order to comply with the requirements of DOL Reg. 2560.503-1(j)(5), or any successor thereto;

(e)	Any additional information required to be provided under ERISA or its implementing regulations; and

(f)	A statement of the claimant’s right to bring a civil action under ERISA Section 502(a).

6.	Arbitration. If a claimant continues to dispute an adverse benefit determination after the Plan Administrator has issued its notice of decision on review, then the claimant shall submit the dispute to arbitration in accordance with the provisions of Section XV of this Agreement. Notwithstanding any provisions of this Agreement to the contrary: (i) any such arbitration shall be conducted in a manner that complies with all applicable requirements of ERISA and its implementing regulations, including, in the case of a dispute pertaining to the denial of a claim for disability benefits, the requirements of DOL Reg. 2560.503-1(c)(4) or any successor thereto; and (ii) the claimant shall not be precluded, as a result of submitting the claim to arbitration, from exercising any rights granted to the claimant under ERISA Section 502(a) or other applicable law.

7.	Exhaustion of Remedies. A claimant must follow the claims review procedures under this Agreement and exhaust his or her administrative remedies before taking any further action with respect to a claim for benefits.

XV.	arbitration of disputes

Except as otherwise expressly set forth in Section XIV C. 6. of this Agreement:

A.	If a dispute arises out of or relates to this Agreement, or the breach hereof, and if such dispute is not settled within a commercially reasonable time (not to exceed sixty (60) days, through negotiations), the parties shall attempt in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association before resorting to litigation. No resolution or attempted resolution of any dispute or disagreement pursuant to this Section XV shall be deemed a waiver of any term or provision of this Agreement or consent to any breach or default, unless such waiver or consent shall be in writing and signed by the party claimed to have waived or consented.

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B.	Any dispute or controversy not settled in accordance with the foregoing provisions of this Section XV shall be settled exclusively by binding arbitration to be conducted before three (3) arbitrators in Concord, New Hampshire in accordance with the rules of the American Arbitration Association then in effect. Each party shall select one (1) such arbitrator and two (2) arbitrators so selected shall choose a third.

C.	The parties covenant and agree that they will participate in such mediation and/or arbitration in good faith and that the Bank will bear the fees and expenses of such proceeding charged by the American Arbitration Association (including the fees of the arbitrators). In arbitration, the arbitrator shall not have the power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages or any other damages, and each party hereby irrevocably waives any claim to such damages.

D.	The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such arbitrator with respect to any controversy properly submitted to it for determination.

XVI.	TERMINATION OR MODIFICATION OF AGREEMENT BY REASON OF CHANGES IN THE LAW, RULES OR REGULATIONS

The Bank is entering into this Agreement upon the assumption that certain existing tax laws, rules and regulations will continue in effect in their current form. If any said assumptions should change and said change has a detrimental effect on this Agreement, then the Bank reserves the right to terminate or modify this Agreement accordingly. Any such termination or modification shall not be effective to decrease or restrict any Director’s Accrued Liability Retirement Account under this Agreement, determined as of the date of amendment, unless agreed to in writing by the Director, and provided further, no amendment shall be made, or if made, shall be effective, if such termination or modification would cause all or any part of the benefits provided hereunder to be included in the gross income of the Director under Code Section 409A(c)(1)(A), or cause the Agreement to violate Internal Revenue Code Section 409A. In the event this Agreement is terminated, such termination shall not cause a distribution of benefits, except under limited circumstances as permitted under Section 409A (i.e., 30 days before or 12 months after a Change in Control event, upon termination of all arrangements of the same type, or upon corporate dissolution or bankruptcy). Upon a Change in Control, this paragraph shall become null and void effective immediately upon said Change in Control.

[Remainder of page intentionally blank. Signature pages follow.]

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In witness whereof, the parties hereto acknowledge that each has carefully read this Agreement and executed the original thereof on the first day set forth hereinabove, and that, upon execution, each has received a conforming copy.

FIRST COLEBROOK BANK
Colebrook, New Hampshire

/s/ Marie L. Smith	By:	/s/ James E. Tibbetts
Witness		Name: James E. Tibbetts
Title: President & CEO
(Signatory must be Bank Officer other than Director)

/s/ Marie L. Smith	/s/ Sharon B. Lane
Witness	Sharon B. Lane

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